EXHIBIT 99.1

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

IN U.S. DOLLARS

UNAUDITED

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2008	June 30, 2009
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,921	$27,410
Trade receivables (net of allowance doubtful
accounts - $ 105 at June 30, 2009 and December 31, 2008)	9,790	8,431
Unbilled receivables	3,093	3,414
Related parties	459	493
Other accounts receivable and prepaid expenses	2,150	2,851
Current assets of discontinued operations	958	1,009

Total current assets	41,371	43,608

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investment in a company	165	165
Severance pay fund	3,836	3,805

Total long-term investments and receivables	4,001	3,970

PROPERTY AND EQUIPMENT, NET	7,199	6,370

Total assets	$52,571	$53,948

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2008	June 30, 2009
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,187	$1,782
Deferred revenues	3,648	4,816
Related party (Note 4)	420	607
Other accounts payable and accrued expenses	6,041	5,316
Current liabilities of discontinued operations	843	1,209

Total current liabilities	13,139	13,730

ACCRUED SEVERANCE PAY	6,412	5,960

LONG TERM LIABILITIES	1,372	1,277

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.5 par value -
Authorized: 30,000,000 shares at December 31, 2008 and June 30, 2009;
Issued and outstanding: 16,003,158 shares at December 31, 2008 and June 30, 2009	2,261	2,261
Preferred A shares of NIS 0.5 par value -
Authorized: 6,636,391 at December 31, 2008 and June 30, 2009; Issued and
outstanding: 2,936,391 shares at December 31, 2008 and June 30 2009:
Aggregate liquidation preference of $ 6,460 at June 30, 2009	334	334
Additional paid-in capital	75,251	75,256
Accumulated deficit	(46,198)	(44,870)

Total shareholders' equity	31,648	32,981

Total liabilities and shareholders' equity	$52,571	$53,948

The accompanying notes are an integral part of the consolidated financial statements.

September 30, 2009

Date of approval of the	Meir Lipshes	Tali Cohen Tueg
financial statements	Chief Executive Officer and	Chief Financial Officer
Chairman of the Board of Directors

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2008	Six months ended June 30,		Three months ended June 30,
		2008	2009	2008	2009
		Unaudited

Revenues:
Products	$29,101	$16,792	$11,494	$8,682	$6,042
Services	21,232	9,581	9,981	5,208	4,619

Total revenues	50,333	26,373	21,475	13,890	10,661

Cost of revenues:
Products	15,627	8,059	6,486	4,374	3,102
Services	7,628	3,733	3,276	1,826	1,610

Total cost of revenues	23,255	11,792	9,762	6,200	4,712

Gross profit	27,078	14,581	11,713	7,690	5,949

Operating expenses:
Research and development	11,407	5,950	4,062	2,948	1,976
Selling and marketing	9,883	4,927	4,124	2,536	2,085
General and administrative	5,842	3,168	2,287	1,888	1,244

Total operating expenses	27,132	14,045	10,473	7,372	5,305

Operating income (loss)	(54)	536	1,240	318	644
Financial income (expenses), net	(554)	390	562	(193)	599

Income (loss) before income taxes	(608)	926	1,802	125	1,243
Income taxes	371	241	109	73	62

Income (loss) from continuing operation	(979)	685	1,693	52	1,181
Income (loss) from discontinued operation	(1,022)	447	(315)	208	(269)

Net income (loss)	$(2,001)	$1,132	$1,378	$260	$912

Net income attributed to preferred shares
from continuing and discontinued operation	$-	$176	$262	$40	$183

Net income (loss) attributed to ordinary
shares from continuing operation	$(979)	$579	$1,431	$44	$998

Net income (loss) attributed to ordinary
shares from discontinued operation	$(1,022)	$377	$(315)	$176	$(269)

Basic and diluted net earnings per share
attributed to Ordinary shareholders
From continuing operations	$(0.06)	$0.04	$0.09	$0.00	$0.06

From discontinued operations	$(0.06)	$0.02	$(0.02)	$0.01	$(0.01)

Net income per share	$(0.12)	$0.06	$0.07	$0.01	$0.05

Weighted average number of shares used for
computing net earnings per share attributed
to Ordinary shareholders:

Basic and diluted	16,003,158	16,003,158	16,003,158	16,003,158	16,003,158

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Share capital		Additional paid-in capital	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
	Preferred A shares	Ordinary shares	Preferred A shares	Ordinary shares

Balance as of January 1, 2008	2,936,391	16,003,158	$334	$2,261	$75,038	$(44,197)		$33,436
Write-off of accruals for stock issuance costs	-	-	-	-	146	-		146
Share-based compensation	-	-	-	-	67	-		67
Net loss	-	-	-	-	-	(2,001)	$(2,001)	(2,001)

Total comprehensive loss							$(2,001)

Balance as of December 31, 2008	2,936,391	16,003,158	334	2,261	75,251	(46,198)		31,648

Share-based compensation	-	-	-	-	5	-		5
Cumulative effect of EITF 07-5 adoption	-	-	-	-	-	(50)	$(50)	(50)
Net income	-	-	-	-	-	1,378	1,378	1,378

Total comprehensive income							$1,328

Balance as of June 30, 2009 (unaudited)	2,936,391	16,003,158	$334	$2,261	$75,256	$(44,870)		$32,981

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Cash flows from operating activities:

Net income (loss)	$(2,001)	$1,132	$1,378

Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,272	1,141	1,198
Impairment of goodwill and other assets	1,533	-	-
Loss from terminating agreement with Telesens	-	-	435
Gain from sale of property and equipment	(210)	(124)	(96)
Accrued severance pay, net	862	414	(421)
Share-based compensation	67	72	5
Increase in trade receivables, net	(1,444)	(2,182)	1,405
Increase in unbilled receivables	(116)	(911)	(394)
Balances with related parties	(3,562)	(3,526)	153
Decrease (increase) in other accounts receivable and prepaid
expenses	819	1,335	(719)
Increase (decrease) in trade payables	(504)	19	(466)
Increase (decrease) in deferred revenues	(1,018)	(133)	1,168
Decrease in other accounts payable and accrued expenses	(1,044)	(265)	(773)
Accrued interest on long-term liability	22	(37)	(37)

Net cash provided by (used in) operating activities	(4,324)	(3,065)	2,836

Cash flows from investing activities:

Proceeds from acquisition of subsidiary	(1,071)	(71)	-
Advance on account of acquisition	-	(1,000)
Proceeds from short-term bank deposits	99	98	-
Purchase of property and equipment	(3,533)	(2,629)	(445)
Proceeds from sale of property and equipment	542	262	184

Net cash used in investing activities	(3,963)	(3,340)	(261)

The accompanying notes are an integral part of the consolidated financial statements.

TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Cash flows from financing activities:

Decrease in long-term debt from landlord	(144)	(69)	(69)

Net cash used in financing activities	(144)	(69)	(69)

Translation differences from cash balance of subsidiary	(20)	-	-

Increase (decrease) in cash and cash equivalents	(8,451)	(6,474)	2,506
Cash and cash equivalents at the beginning of the period	33,408	33,408	24,957

Cash and cash equivalents at the end of the period (*)	$24,957	$26,934	$27,463

Supplemental disclosure of cash flows information:

Cash paid during the period for:
Taxes, net	$427	$254	$205

Non-cash activities:

Proceeds from acquisition of subsidiary - Telesens	$-	$229	$-

Return of issuance costs	$146	$-	$-

Accrual for the second payment account of the acquisition of
Telesens	$630	$-	$-

Cumulative effect of EITF 07-5 adoption	$-	$-	$50

(*)	Includes cash and cash equivalents of discontinued operations of $ 53, $ 36 and $ 39 at June 30, 2009, December 31, 2008 and June 30, 2008, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:- GENERAL

a.	The accompanying unaudited interim consolidated financial statements have been prepared as of June 30, 2009, and for the three months then ended in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to International Financial Reporting Standard (“IFRS”).

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2008 included in the Company’s annual report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“the annual financial statements”).

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

Results for the six months ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

b.	Discontinued operations:

In January 2008, the Company acquired Telesens LLC (“Telesens”), a software house headquartered in the Ukraine with a presence in the CIS (Commonwealth of Independent States) market. Under the terms of the agreement, the aggregate purchase price is up to $2,700, subject to downward adjustments. Such adjustments are mainly based on Telesens results of operations during 2007, 2008 and 2009. According to the agreement, the purchase price should have been paid in 3 annual payments.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date.

The Company recognized $1,500 of goodwill and other intangible assets impairment in its financial statements for the year ended December 31, 2008 and an accrual of $630 with respect to a second installment on account of the acquisition which was never made in light of a dispute between the parties.

As described in Note 3, the Company and Telesens had a dispute with respect to the purchase agreement which was settled in July 2009. Under the terms of the settlement agreement, the acquisition of Telesens was rescinded, such that the Company transferred? the 100% interest it had in Telesens to Mr. Eduard Rubin, the previous key shareholder of Telesens and in addition the Company agreed to pay approximately $200 to Telesens. Both parties’ lawsuits against each other will be dismissed. In addition, Telesens agreed to render development services to the Company for one year at agreed price. The Company believes that the price for the future services is at market price.

NOTE 1:- GENERAL (Cont.)

This transaction was accounted for in accordance with Statement of Financial Accounting Standard No.144 “Accounting for the Impairment or Disposal of Long Lived Assets”(“SFAS No.144”).

Telesens is considered to be a “component of an entity” since it comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Since the operations and cash flows of Telesens will be eliminated from the ongoing operations of the Company as a result of the settlement and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction, subject to EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” (“EITF 03-13”), the results of operations of Telesens are being reported as discontinued operations in these financial statements.

Accordingly, the Company recorded a loss of $435 in the second quarter of 2009 in discontinued operations.

The assets and liabilities of Telesens were classified as discontinued operations as follows:

	December 31, 2008	June 30, 2009
		Unaudited

Assets:
Cash and cash equivalents	$36	$53
Trade receivables	242	196
Unbilled receivables	122	195
Other accounts receivable and prepaid expenses	155	173
Property and equipment, net	84	73
Intangible assets	149	149
Foreign currency translation adjustment	170	170

Assets of discontinued operations	958	1,009

Liabilities:
Trade payables	97	36
Other accounts payable and accrued expenses	79	71
Payable from disposal of discontinued operation	-	435
Payable from purchase of discontinued operation	667	667

Liabilities of discontinued operations	843	1,209

Net assets (liabilities) of discontinued operations	$115	$(200)

NOTE 1:- GENERAL (Cont.)

As a result of the Telesens settlement mentioned above, the results of operations of Telesens were reported separately as discontinued operations in the statement of operations for the year ended December 31, 2008 and for the three and six months periods ended June 30 ,2008 and 2009 respectively, and are summarized as follows:

	Year ended December 31, 2008	Six months ended June 30,		Three months ended June 30,
		2008	2009	2008	2009
		Unaudited

Revenues:
Products	$1,033	$636	$303	$285	$164
Services	920	324	396	110	243

Total revenues	1,953	960	699	395	407

Cost of revenues:
Products	754	179	315	43	126
Services	237	112	99	49	39

Total cost of revenues	991	291	414	92	165

Gross profit	962	669	285	303	242

Operating expenses:
Selling and marketing	113	53	47	24	18
General and administrative	509	148	132	66	53
Impairment of goodwill and
other assets	1,401	-	-	-	-

Total operating expenses	2,023	201	179	90	71

Operating income (loss)	(1,061)	468	106	213	171
Financial income (expenses), net	39	(7)	30	(2)	7

Income (loss) before income taxes	(1,022)	461	136	211	178
Income taxes	-	14	16	3	12

Income (loss) of discontinued operation	(1,022)	447	120	208	166
Loss of disposal of
discontinued operation	-	-	(435)	-	(435)

Net income (loss) from
discontinued operation	$(1,022)	$447	$(315)	$208	$(269)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.	The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

d.	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

e.	Impact of recently issued accounting standards:

In April 2009, the FASB issued three related staff positions: (i) FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”), (ii) FSP No. 115-2 and FSP No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2” and “FSP 124-2”), and (iii) FSP No. 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107” and “APB 28-1”), which are effective for interim and annual periods ending after June 15, 2009. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If a company concludes that there has been a significant decrease in the volume and level of activity of an asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the company may conclude that a change in valuation technique or the use of multiple valuation techniques is appropriate. FSP 115-2 and FSP 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The adoption of these FSPs did not have an impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material effect on our financial statements. We have evaluated the potential impact of subsequent events on the accompanying interim condensed consolidated financial statements through September 30, 2009, the filing date of this Report.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification, which will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 will not have a material impact on our financial statements.

NOTE 3:- CONTINGENT LIABILITIES

In March 2009 Mr. Eduard Rubin, a key shareholder of Telesens, filed a claim against the Company in the commercial court of Ukraine. The lawsuit alleged, among others, that the Company breached the purchase agreement by not making the timely and full payment of the second installment. Accordingly, the plaintiffs sought to rescind the transaction, such that the selling shareholders will receive 63% of their shares of Telesens, and additional damages of approximately $500 (the Company was informed that Mr. Rubin asked to amend the lawsuit to seek compensation for damages of up to approximately $4,000).

Under the share purchase agreement signed between the former shareholders of Telesens and TTI, the place of jurisdiction in case of a lawsuit under the agreement should be either the competent court in the jurisdiction of the other Party, or to International Court of Arbitration near the International Chamber of Commerce in Vienna in accordance with ICC Rules. Therefore, the Company asked for the deletion of the claim due to lack of competence to the Ukraine’s court. The court has so far not given its ruling in that matter.

On May 2009, TTI has filed a lawsuit against Mr. Rubin and the other shareholder in the International Court of Arbitration in Vienne, in accordance with the purchase agreement signed between the parties. TTI’s claim is for the declaration of the purchase agreement as “Void” due to the circumstances of the agreement reached as mentioned in the declaration of Mr. Rubin, and due to TTI’s believe that Mr. Rubin wrongfully presented two major deals in the Telesens financial statements produced to TTI for the establishing of the purchase price.

As discussed in Note 1, on July 31, 2009, the Company signed a settlement agreement with the former shareholders of Telesens and the above lawsuits were settled.

NOTE 4:- RELATED PARTY TRANSACTION AND BALANCE

Balance with related party shareholder:

During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg (“Mr. Eisenberg”), the former chairman of the board of directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase ordinary shares of the Company. In the years 2001 and 2002, Mr. Eisenberg exercised a portion of his options (“the Options”) and the Company withheld Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required under law.

NOTE 4:- RELATED PARTY TRANSACTION AND BALANCE (Cont.)

At the end of 2005, the Company underwent a tax deductions audit by the Israeli Tax Authority (“ITA”). As a result of such audit, the ITA assessed an additional NIS 1,500 ($ 383 as of June 30, 2009) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the Options. Following consultation with the Company’s tax advisors, the Company paid the additional withholding tax amount assessed in the audit. The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

The Company filed a NIS 1,600 lawsuit and demanded reimbursement for the additional withholding tax from Mr. Eisenberg. On August 12, 2008 the court rendered a judgment which accepted the Company’s lawsuit in its entirety and determined that Mr. Eisenberg will pay the Company the amount of NIS 1,932 (approximately $ 493), including linkage differentials and interest, including attorney fees. On October 26, 2008, Mr. Eisenberg appealed on such judgment to the district court. The Company agreed to stay the payment after Mr. Eisenberg furnished it with a bank guarantee securing the payment in case the appeal is rejected.A hearing on that matter in the district court was held on September 16, 2009

NOTE 5:- RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with IFRS, the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Income (loss) from continuing operation as reported, under U.S. GAAP	$(979)	$685	$1,693

Reconciling item for IFRS reporting:
Accrued severance pay	618	103	(433)

Income (loss) from continuing operation
according to IFRS *)	$(361)	$788	$1,260

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Income (loss) from discontinued operation as
reported, under U.S. GAAP	$(1,022)	$447	$(315)

Reconciling item for IFRS reporting:
Accrued severance pay	-	-	-

Income (loss) from discontinued operation
according to IFRS *)	$(1,022)	$447	$(315)

NOTE 5:- RECONCILIATION TO IFRS (Cont.)

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Net income as reported, under U.S. GAAP	$(2,001)	$1,132	$1,378

Reconciling item for IFRS reporting:
Accrued severance pay	618	103	(433)

Net income according to IFRS *)	$(1,383)	$1,235	$945

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Basic and diluted net income attributed to
shareholders as reported, under U.S. GAAP	$(0.06)	$0.04	$0.09

Reconciling item for IFRS reporting	0.04	-	(0.02)

Basic and diluted net income attributed to
shareholders according to IFRS *)	$(0.02)	$0.04	$0.07

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

From discontinued operations:

Basic and diluted net income attributed to
shareholders as reported, under U.S. GAAP	$(0.06)	$0.02	$(0.02)

Reconciling item for IFRS reporting	-	-	-

Basic and diluted net income attributed to
shareholders according to IFRS *)	$(0.06)	$0.02	$(0.02)

NOTE 5:- RECONCILIATION TO IFRS (Cont.)

	Year ended December 31, 2008	Six months ended June 30,
		2008	2009
		Unaudited

Net income per share:

Basic and diluted net income attributed to
shareholders as reported, under U.S. GAAP	$(0.12)	$0.06	$0.07

Reconciling item for IFRS reporting	0.04	-	(0.02)

Basic and diluted net income attributed to
shareholders according to IFRS *)	$(0.08)	$0.06	$0.05

According to U.S. GAAP, under FAS 128 “Earnings per Share”, the number of incremental shares to be included in the denominator for year-to-date diluted EPS should be determined by computing a year-to-date weighted average of the number of incremental shares included in each quarterly diluted EPS computation (assuming all periods were profitable). According to IAS 33 “Earnings per Share” the incremental shares included in year-to-date diluted EPS weighted average would be computed using the average market price of shares for the year-to-date period. This item had no impact on the earning per share for the three months periods ended June 30, 2009 and 2008 and for the year ended December 31, 2008.

b.	Shareholders’ equity differences:

	December 31, 2008	June 30, 2009
		Unaudited

Shareholders' equity as reported, under U.S. GAAP	$31,648	$32,981

Reconciling item for IFRS reporting:
Accrued severance pay	1,107	674

Shareholders' equity according to IFRS *)	$32,755	$33,655

*)	Amounts in NIS presented in accordance with IFRS were translated into U.S. dollars according to the exchange rate at the end of the corresponding period.

c.	Material adjustments:

The abovementioned adjustments result primarily from the differences between U.S. GAAP and IFRS, as follows:

According to U.S. GAAP, the cash surrendered value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance. According to IAS 19, “Employee Benefits”, the Company’s benefit plan is considered a defined benefit plan, and therefore, the severance pay liability is required to be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments.